                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA GROUP STRATEGIES AND OBJECTIVES FOR THE THREE-YEAR PERIOD 2007-2009 ILLUSTRATED TO THE FINANCIAL COMMUNITY

Group revenue organic growth forecast between 1% and 2% for 2007 and for the two following years

EBITDA margin expected to decline by between 2.5 and 2  percentage points in 2007 and remain broadly unchanged in the following years

EBIT margin expected to decline by between 3 and 2.5  percentage points in 2007 and remain broadly unchanged in the following years

Planned overall industrial investments for the three years 2007-2009 of around 15 billion euro

Reduction in net debt set to continue, remaining constantly below 3 times annual EBITDA

Group expected to strengthen international operations in Europe and South America.

Milan, 9 March 2007 – Telecom Italia Chairman Guido Rossi, Executive Vice-Chairman Carlo Buora and Chief Executive Officer Riccardo Ruggiero, together with General Managers and the Heads of the main business divisions, today present the Group’s strategic guidelines and targets for 2007 and for the three-year period 2007-2009 to the financial community.

General observations

Over the last year, the Telecom Italia Group achieved significant results in a rapidly-evolving reference framework:

1)

In Italy, the Group maintained its solid market leadership in fixed-line and mobile telephony, notwithstanding a significant change in the marketplace, heightened competition and variations to the regulatory framework;

2)

The Group has put in place an organizational model focused on greater efficiency and flexibility, oriented towards exploiting the opportunities that arise in all business segments;

3)

The Group achieved cost savings totalling 1.4 billion euro – around 900 million in operating expenses and around 500 million in investment – which were higher than last year’s forecast and were used to meet the changes mentioned above;

4)

Outside Italy, the Group achieved significant results on the European broadband market and the Brazilian mobile market, greatly enhancing revenues, margins and financial flows.

EARNINGS AND FINANCIAL TARGETS

TELECOM ITALIA GROUP

Over the next three years (2007-2009), the Group’s strategy is to:

1)

Defend the Group’s leadership position on the domestic fixed-line and mobile markets, leveraging the increasing penetration of broadband, fixed-line/mobile convergence, transparent and flexible customer offerings, ongoing innovation and development of value added services;

2)

Expand into adjacent market sectors, notably through the rollout of content offerings on innovative platforms (IPTV and Mobile TV), while broadening and strengthening ICT offerings to business customers;

3)

Focus more closely on the customer, in part through increased investment in Customer Care and quality of service;

4)

Continue broadband network development and launch the Next Generation Network 2 project, building an ultra-broadband network in line with market demand, and consistent with the evolution of the regulatory framework;

5)

Develop the Group’s international footprint, confirming its presence in South America (mobile telephony in Brazil, and the possible taking of control of Telecom Argentina in 2009) while consolidating European projects in Germany and France.

Group 2007 targets for main economic indicators in organic terms (equivalent consolidation area and exchange rates, excluding other non-organic variations) compared to 2006 are:

a)

Revenues growth between 1% and 2%;

b)

EBITDA margin decrease between 2 and 2.5 percentage points;

c)

EBIT margin decrease between 2.5 and 3 percentage points.

For the two following years, on an equivalent consolidation area basis, revenues are expected to grow at an annual average of between 1% and 2% compared with 2007 ( which with the consolidation of the equity interest in Argentina would increase to between 1.5% and 2.5%) with the EBITDA and EBIT margins remaining broadly stable.

Overall industrial investments for the three-year period 2007-2009 are expected to total around 15 billion euro.

In line with the goal of maintaining its current rating, the Group expects net financial debt to continue to fall so that at the end of each year the debt/EBITDA ratio remains below 3, also through the disposal of non-strategic equity holdings and assets.

DOMESTIC BUSINESS TARGETS

Domestic Business targets for 2007 in organic terms:

a)

A decline in revenues compared with 2006 of between 2.5% and 3.5%. In particular, fixed-line revenues are expected to fall by between 2.5% and 3.5%, while mobile revenues are forecast to fall by between 2% and 3%;

b)

EBITDA margin between 1.5 and 2 percentage points lower than 2006.

Overall domestic industrial investments for the three-year period 2007-2009 are expected to total around 11 billion euro.

EUROPEAN PROJECT TARGETS

European Broadband project targets for the three-year period 2007-09, including the recent acquisition of AOL in Germany are:

1) Revenues of around 1.6 billion euro in 2007 and exceeding 2.2 billion euro in 2009;

2) EBITDA margin of over 14% in 2007, with a target of over 22% in 2009;

3) Operating cash flow for the entire project to be positive from 2009.

Total industrial investments over the three-year period 2007-2009 are expected to amount to around 1.2 billion euro.

TIM BRASIL TARGETS

TIM Brasil targets for the three-year period 2007-09, in organic terms:

1) Revenues to increase by over 15% in 2007 compared with 2006, and by an annual average of over 10% between 2006 and 2009;

2) EBITDA margin of approximately 23% in 2007 and expected to exceed 28% in 2009;

3) Operating cash flow to reach break-even (on a yearly basis) in 2007 and to represent around 15% of revenues in 2009.

Total industrial investments over the three-year period 2007-2009 are expected to amount to around 2.4 billion euro.

TELECOM ARGENTINA

From 2009, Telecom Italia through the exercise of call option rights has the possibility of taking control of Sofora Telecomunicaciones S.A., the holding company that controls Telecom Argentina and mobile carrier Telecom Personal. These both represent strong growth assets and generate a positive cash flow.

This consolidation would give the Group a presence in Latin America’s two main markets.

- - - - - - -

This new scenario would increase the weight of international business within the Group.

Specifically:

1)

The customer portfolio for international operations would in 2009 account for around 48% of the entire Group;

2)

Revenues from international operations would grow from the current 16% (approx.) of the total revenues to 30% (approx.) in 2009;

3)

EBITDA generated by international operations in 2009 would account for some 24% (approx.) of total Ebitda, compared with the current figure of around 9% (approx.).

4)

Cash flow from operations generated outside Italy would reach around 22% of the Group total in 2009.

***

The event may be watched live through audiostreaming and videostreaming, including a slide show, on the internet at: http://www.telecomitalia.it/analystmeeting2007 (ITA) or http://www.telecomitalia.com/analystmeeting2007 (ENG)

Telecom Italia

Media Relations

Corporate Press Office

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investors

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 9th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager